Exhibit I

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY OFFSHORE PARTNERS ANNOUNCES
PRICING OF FOLLOW-ON OFFERING

Hamilton, Bermuda, June 12, 2008 - Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) announced today that it has priced its follow-on public offering of 7,000,000 common units, which represent limited partner interests, at $20.00 per unit. Teekay Offshore has granted the underwriters a 30-day option to purchase up to an additional 1,050,000 units to cover over-allotments, if any.
In addition and concurrently with the closing of the public offering, Teekay Corporation (Teekay) has agreed that it will purchase directly from Teekay Offshore 3,250,000 common units at $20.00 per unit.
The Partnership expects to use the net proceeds from the public offering and the concurrent private placement to purchase an additional 25.0% interest in Teekay Offshore Operating L.P. (OPCO), a Marshall Islands limited partnership, from Teekay, for $205.0 million. If the underwriters exercise their option to purchase additional common units to cover over-allotments, the Partnership will use those net proceeds to partially repay amounts it borrowed from OPCO to facilitate the purchase of three vessels in 2007. Concurrently with the closing of the offering, OPCO will also purchase two 2008-built Aframax lightering tankers.
Teekay Offshore Partners L.P. is a publicly-traded master limited partnership formed by Teekay (NYSE: TK), and is an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore currently owns a 26% interest in and controls OPCO with a fleet of 34 shuttle tankers (nine of which are chartered-in), four floating storage and offtake (FSO) units and nine conventional crude oil Aframax tankers. The Partnership also has direct ownership interests in two shuttle tankers and one FSO.
Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.
After the offering and the concurrent private placement, Teekay will own approximately a 51% interest in Teekay Offshore, including common units, subordinated units and its general partner interest. This ownership interest will be reduced to approximately 49% if the underwriters exercise their over-allotment option in full. The offering is expected to close on June 18, 2008. Subsequent to the offering, Teekay Offshore will own 51% of OPCO.
The joint book running managers for this offering are Citi, Merrill Lynch & Co. and Lehman Brothers. The co-managers are Morgan Stanley, JPMorgan, and Raymond James.
When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, Brooklyn, New York, 11220, Attention: Prospectus Department; phone: (800) 831-9146; Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, Attention: Prospectus Department, New York, New York 10080, or Lehman Brothers, c/o Broadridge Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, via fax at 631-254-7140 or via email at qiana.smith@broadridge.com.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which have been filed with the SEC.
The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Teekay Offshore’s public filings with the SEC. Teekay Offshore undertakes no obligation to revise or update any forward looking statements, unless required to do so under the securities laws.
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For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 609-4740
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekayoffshore.com
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